

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 8, 2013

VIA E-MAIL

Sarah M. Patterson
Vice President & Assistant General Counsel
Forethought Life Insurance Company
82 Hopmeadow Street Suite 200
Simsbury, CT 06089

    Re: Forethought Life Insurance Company Separate Account A ("Forethought")
                Initial Registration Statement on Form N-4
                <u>File Nos. 333-191097; 811-22726</u>

Dear Ms. Patterson:

       The staff has reviewed the above-referenced registration statement, which the Commission received on September 11, 2013. Based on our review, we have the following comments on this filing. Page numbers refer to the courtesy copy of the Forethought registration statement, provided to the staff.

<u>General</u>

1. Please confirm that all missing information, including the financial statements and all exhibits, will be filed by a pre-effective amendment to the registration statement.

2. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifiers.

3. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the benefits or features under the policy or whether the company will be solely responsible for paying out on any benefits or features associated with the policy.

4. *Right to Restrict/Reject Additional Premium Payments:*

   a. In several places, the prospectus reserves the right to reject or restrict additional Premium Payments. (*See, e.g*., pp. 26, 29, and 34.) It also requires prior approval of subsequent Premium Payments for each of the two optional withdrawal benefit riders. (*See* pp. 42 and 48.) In the disclosure, please provide a more detailed explanation of the circumstances under which this right may be exercised, and (in the case of the optional withdrawal benefit riders) the circumstances under which Forethought may accept or reject additional Premium Payments.

   b. *How do you purchase a Contract? (p. 11):* Please include a statement here clarifying that you (a) require prior approval of subsequent Premium Payments for the optional withdrawal benefit riders; and (b) reserve the right to reject or restrict Premium Payments for the other optional riders.

   c. In addition, the first full paragraph at p. 12 of the prospectus (under "How are Premium Payments applied to your Contract?") states that "the election of certain optional riders may also limit your ability to make additional Premium Payments, as described in the sections of this prospectus explaining those riders." Please clarify which optional riders may limit a contract owner's ability to make additional Premium Payments. The descriptions of these riders in the prospectus appear to indicate that election of *any* optional rider may potentially limit this ability.

Cover Page

5. In the list of portfolio companies, please use the full name of each company, as set forth in Appendix C. (For example, "Forethought Variable Insurance Trust"; "AIM Variable Insurance Funds" (for Invesco funds); "Hartford Series Fund, Inc.".)

Introduction

6. Please include "Fund Facilitation Fee" in the list of fees not disclosed in the "Choose a Contract class" table.

Fee Summary

7. *Owner Periodic Expenses/Total Separate Account Annual Expenses (p. 4):* Please update the B-share Total Separate Account Annual Expenses, as the current figure does not appear accurate.

8. *Owner Periodic Expenses/Maximum Optional Charges (pp. 4-5):*

   a. In footnote 5 to this table, please define the term "FVIT."

    b. Please add a parenthetical or revise footnote 6 to this table to make clear that the Maximum Optional Charges are annual charges.

    c. Please revise footnotes 11 and 12 to this table to clarify that the current rider charge for each of these two optional riders may increase or decrease as a result of changes in the 10-Year U.S. Treasury Rate. In addition, please include a cross-reference to the relevant discussions of such variable rider fees in the "Optional Withdrawal Benefits" section.

Management of the Contract

9. *The Funds (p. 8):* Please include a statement in this section clarifying that certain riders limit the contract owner's investment options.

10. *Fees and Payments We Receive from Funds and related parties (p. 9):* In the last paragraph of this section, please revise the term "Forethought Series Trust" to read "Forethought Variable Insurance Trust."

11. *Fixed Account (p. 9):* Please revise the last sentence of the bold-faced paragraph to include the Maximum Anniversary Value Core and Maximum Daily Value Core riders or explain supplementally why this disclosure is not appropriate.

Information on your Account

12. *Fund Facilitation Fee (p. 9):* If you reserve the right to increase the fee for the listed funds in the table up to the maximum shown in the Fee Summary, please explicitly so state.

Investment Restrictions (for each optional rider except Return of Premium Core Death Benefit)

13. When disclosing that the applicable investment restrictions seek to reduce volatility, please state more clearly that this strategy may not be successful.

Optional Withdrawal Benefits/How is the charge for the rider calculated? (pp. 37 and 43-44)

14. The second paragraph of this section states that the annual charge percentage is based on the "10 Year U.S. Treasury." Please clarify the following:

    a. If the term "10 Year U.S. Treasury" refers to the 10 Year U.S. Treasury Rate (as noted in subsequent paragraphs), please so state, and use the term consistently throughout this discussion.

b. The second paragraph states that annual charge will be calculated based on the "10 Year U.S. Treasury" "as determined on the last day of each calendar quarter." Please specify more clearly how the 10 Year U.S. Treasury Rate will be determined. For example, will the rate be based on the monthly average as published by the Federal Reserve? If not, please clarify what alternative means of determination will be used. In addition, please state whether the 10 Year U.S. Treasury Rate on which the annual charge is determined is published and, if so, the name of the publication.

c. If the 10 Year U.S. Treasury Rate is based on a monthly average, please further clarify how the annual charge percentage for the three month period will be calculated. (That is, is it an average of three 10 Year Treasury Rate monthly averages, an overall three-month average, or some other method of calculation?)

d. Based on the disclosure in the second paragraph of this section, it appears that the rider charge may change on a quarterly basis. If so, please clarify this here.

15. In the third paragraph of this section, please place in bold-faced type the disclosure that you may change the charges, but that the charges will not exceed the maximum rider charge shown in the Fee Summary.

16. The third paragraph of this section states that the company will notify the contract owner in writing of any change in the table. Please clarify the following:

a. Please specify how far in advance such notice will be provided to the contract owner.

b. Please disclose where contract owners may find the current published 10 Year Treasury Rate (online and/or in print). In addition, if a contract owner may obtain this information (*i.e*., the 10-Year Treasury Rate and/or the current fee) from the company (by, for example, calling a toll-free telephone number), please so state in the disclosure.

17. *Renewal Rider Charge Table:*

a. Please consider changing the title of the rider charge table as the term "Renewal" is potentially confusing.

b. Please clarify in this table (if accurate) that the "Annual Rider Charge" set forth in the second column is assessed on a quarterly basis.

18. Please explain more fully in this section the purpose of the variable pricing feature for the optional riders. For example, if this feature is intended to reduce the company's exposure to interest rate risk, please so state.

19. In the fourth paragraph of this section, the term "contract Quarterly Contract Anniversary" appears to be a typographical error. Please advise or revise.

20. Please explain supplementally how an investor might be aware of, or be able to discover, the current rider charge they are being assessed.

Appendix D

21. Please remove the phrase "Elected on or after November 18, 2013" as this is a new contract.

Premium-Based Charge Examples (APP A-7)

22. Please revise example two, which is an example based on a B-share contract that does not impose a premium-based charge.

Powers of Attorney

23. Please note that the power of attorney for this filing did not reserve the right to execute amendments. Therefore, a new power of attorney (or the signature of the principals) will be necessary for any pre-effective amendments. *See* rule 483(b) under the Securities Act of 1933.

Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

****

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to amend the registration statement in response to a comment, please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendments to the registration statement. After all issues have been resolved, the Registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6776. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at skeensd@sec.gov or transmitted by facsimile to (202) 772-9283. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely,

/s/ Deborah D. Skeens

Deborah D. Skeens
Senior Counsel
Office of Insurance Products